UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
—————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 15, 2009	By /s/ Luo Zhuping
Name: Luo Zhuping Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

ANNUAL CAPS FOR
IMPORT AND EXPORT AGENCY SERVICES

Reference is made to the announcement and the circular of the Company dated 29 April 2008 and 13 May 2008 respectively in relation to, inter alia, the continuing connected transactions in respect of the provision of Agency Services by the Import & Export Company to the Group.

The annual cap for the Agency Services provided by the Import & Export Company for the year ended 31 December 2008 was set at RMB42.70 million. However, as at 31 December 2008, the aggregated commissions and expenses payable by the Company to Import & Export Company for its provision of such services for the year 2008 was approximately RMB47.26 million, exceeding the 2008 annual cap the Company has previously anticipated. It is expected that the annual caps for 2009 and 2010 for the aggregate commissions and expenses payable by the Company to Import & Export Company as previously anticipated will also increase to RMB60 million and RMB69.50 million respectively.

All applicable percentage ratios of the transactions relating to the provision of Agency Services by Import & Export Company to the Group under the Import and Export Agency Agreement for the financial year ended 31 December 2008 are less than 2.5%, and for the two years ending 31 December 2009 and 2010 respectively are expected to be less than 2.5%. Therefore, such transactions are subject to the announcement requirements of the Listing Rules but are exempt from shareholders’ approval requirement.

REVISIONS OF THE ANNUAL CAPS

Reference is made to the announcement and the circular of the Company dated 29 April 2008 and 13 May 2008 respectively in relation to, inter alia, the continuing connected transactions in respect of the provision of Agency Services by the Import & Export Company to the Group.

As disclosed in the said announcement and circular of the Company, the annual caps for the transactions relating to the provisions of the Agency Services for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB42.70 million, RMB45 million and RMB48 million respectively.

However, the demand for aircraft related accessories, machinery and equipment required has increased and thus the service fees and commissions payable by the Company to Import & Export Company for its provision of the Agency Services have increased to an extent greater than the Company has previously anticipated. This is mainly due to the following reasons:

Due to market fluctuation, the Company has leased more aircraft from aircraft leasing companies in 2008 than previous years whereby more maintenance services are required as the leased aircraft are not newly bought aircraft. As such, the Company has increased its demand for aircraft related accessories, machinery and equipment and thus the demand for the Agency Services has increased greater than previously anticipated.

Further, the aircraft and their engines have certain cycles for overhaul, which vary pursuant to the frequency of flights. In 2008, quite a number of aircraft and their engines have undertaken the overhaul services which resulted in the increase in the demand for the Agency Services.

The annual cap for the Agency Services provided by the Import & Export Company for the year ended 31 December 2008 was set at RMB42.70 million. However, as at 31 December 2008, the aggregated commissions and expenses payable by the Company to Import & Export Company for its provision of such services for the year 2008 was approximately RMB47.26 million, exceeding the 2008 annual cap by approximately RMB4.5 million.

As noted above, the aircraft of the Company have certain cycles for overhaul. It is anticipated that a number of aircraft of the Company will have to undertake overhaul services in the coming years. Taking into account this factor and the gradual and organic growth of the Group’s business over these years, it is expected that the annual caps for 2009 and 2010 for the aggregate commissions and expenses payable by the Company to Import & Export Company as previously anticipated will increase to RMB60 million and RMB 69.50 million respectively.

The existing annual caps and the proposed revised annual caps for the Agency Services for the two financial years ending 31 December 2009 and 2010 are as follows:

For the financial year ending 31 December	Year 2009	Year 2010

Existing annual cap	RMB45 million	RMB48 million
Revised annual cap	RMB60 million	RMB69.50 million

All applicable percentage ratios of the transactions relating to the provision of Agency Services by Import & Export Company to the Group under the Import and Export Agency Agreement for the financial year ended 31 December 2008 are less than 2.5%, and for the two years ending 31 December 2009 and 2010 respectively are expected to be less than 2.5% on an annual basis. Therefore, such transactions are subject to the announcement requirements of the Listing Rules but are exempt from shareholders’ approval requirement.

The directors of the Company (including the independent non-executive directors) consider that the above continuing connected transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the shareholders of the Company as a whole.

PARTIES TO THE TRANSACTIONS

The Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

The Company is principally engaged in the business of civil aviation.

DEFINITIONS

“Agency Services”
means the import and export agency services for the import and export of aircraft and related materials, accessories, machinery and equipment required in the daily airlines operations and civil aviation business of the Group provided pursuant to the Import and Export Agency Agreement;

“CEA Holding”	means中國東方航空集團公司(China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital;

“Company”
means中國東方航空股份有限公司(China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC;

“Import & Export Company”	means東方航空進出口有限公司(Eastern Aviation Import & Export Company), which is interested as to 55% by, and thus an associate of, CEA Holding;

“Import and Export Agency Agreement”	means the agreement entered into between the Company and Import & Export Company in relation to the Agency Services commencing from 1 July 2008 to 30 June 2011;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi yuan, the lawful currency of the PRC; and

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

By order of the board of directors of the Company China Eastern Airlines Corporation Limited Luo Zhuping Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
15 April 2009